FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2006
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris — France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 1st, 2006	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer
This report on Form 6-K is not incorporated by reference into Registration Statement No. 333-133919 filed with the Securities and Exchange Commission.

Press release
Alcatel intends to acquire Nortel’s UMTS radio access business to strengthen its leadership position in UMTS
Set to become a strong number 3 in UMTS and HSxPA
Paris, September 1, 2006 — Alcatel (Paris: CGEP.PA and NYSE: ALA) announced today that it has signed a non-binding Memorandum of Understanding with Nortel to acquire its UMTS radio access business (UTRAN) and related assets for USD 320 million. This is a key step in Alcatel’s strategy to further strengthen its UMTS market position, and thus expand its global leadership in broadband access.
With this deal, Alcatel should become one of the world’s largest suppliers of UMTS radio access solutions, and further reinforce its technology edge at a time when the UMTS market is expanding rapidly. The proposed acquisition would enhance Alcatel’s industry-leading mobile radio expertise and product portfolio with technology and products that enjoy strong recognition among leading operators such as the Vodafone and Orange groups. Alcatel also intends to benefit from significantly strengthened research and development capabilities, amongst the most advanced in the world, with the scale and know-how to lead innovation in broadband wireless access, especially in HSxPA and 3G Long-Term Evolution (3G LTE), fully leveraging Alcatel’s expertise in multi-standard radio solutions and Software Defined Radio (SDR) technology.
Under the transaction, Alcatel intends to acquire Nortel’s UMTS radio access technology and product portfolio, associated patents and tangible assets as well as customer contracts. It is anticipated that a significant majority of employees of Nortel’s UMTS access business, will be transferred to Alcatel.
Following the transaction, Alcatel would serve an additional fourteen UMTS customers around the world for a combined global footprint that amounts to one in four UMTS operators. Alcatel would also significantly reinforce its presence with Tier-1 operators, especially in world-leading 3G markets such as South Korea, Italy, Spain, France, and the UK. While strengthening its presence in developed mobile markets, the transaction would also put Alcatel in a unique position to serve the needs of major upcoming 3G markets, such as China and other key fast-growing regions, where the company already enjoys a strong GSM/EDGE footprint.
“The expertise of Nortel’s UMTS team is well-known. I am confident that the scale resulting from our combined forces (including those of Lucent, pending the conclusion of the merger) will pave the way for further success in the wireless market. We are clearly poised to become a strong number 3 in UMTS and HSxPA,” said Marc Rouanne, President of Alcatel’s mobile communications activities. “Combined with our strong GSM/EDGE position, our early leadership in WiMAX and our strong commitment to LTE, this acquisition will add further momentum to Alcatel’s broadband wireless access strategy. Through the contemplated merger with Lucent, the combined company will also enjoy a leading position in CDMA EV-DO, including a clear commitment to Rev C, thus offering the most comprehensive and innovative wireless access portfolio in the industry”, he added.

“Together with our long-standing leadership in DSL, it makes us the partner of choice to assist our customers in their network transformation towards seamless broadband.”
“This deal will be a win-win for both companies and our customers,” said Richard Lowe, president, Mobility and Converged Core Networks, Nortel. “We will work closely with our UMTS access customers during the planned transition to make it as seamless as possible and will continue to provide the best support for other Nortel solutions deployed in their networks.”
The acquisition is subject to the execution of a definitive agreement and other closing conditions. The parties are targeting to complete the transaction in the fourth quarter of 2006.
Alcatel has and will continue to involve Lucent in the conclusion and implementation of this project in order to achieve the most efficient fit within the combined company.
Alcatel will hold a press briefing call today at 2:00 pm CET (8:00 am EST). Dial in instructions are listed below.

USA:	(800) 230-1096
International:	+ 1 612 288 0340
Please ask for the “Alcatel” teleconference and state your name.
Slides of the presentation will be available from September 1, 2006 at 2 PM CET at the following website:
http://www.alcatel.com/lead/nortel.htm.
About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks, applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 13.1 billion and 58,000 employees in 2005, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com
Mark Burnworth	Tel: + 33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 7016	charlotte.laurent-ottomane@alcatel.com
SAFE HARBOR FOR FORWARD LOOKING STATEMENTS
This press release contains statements regarding the proposed transaction between Nortel and Alcatel, their expectations regarding the execution of definitive agreements, the expected timetable for completing the transaction, benefits and synergies of the proposed transaction and other statements about Alcatel’s future expectations, beliefs, goals, plans or prospects that are based on current expectations and assumptions about the integration of Nortel’s UMTS Access business within Alcatel’s other activities and eventually those of the Alcatel Lucent combined company. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: foremost, the ability of the parties to agree on the specific terms of the transaction, and therefore proceed with it; the ability consummate the proposed transaction once the parties have agreed to its terms and conditions; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies; difficulties in effecting a smooth transition of the activities from Nortel to Alcatel, and in particular with regards to customer demands; fluctuations in the telecommunications market, and more specifically the UMTS Access market as well as the emergence of competing technologies; the pricing, cost and other risks inherent in long-term sales agreements; the social, political and economic risks associated with Nortel’s UMTS Access operations; changes to existing regulations or technical standards; and difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel disclaims any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise. With regards to the proposed transaction between Alcatel and Lucent, which is not the object of this press release, please refer to Alcatel’s registration statement on Form F-4 (File no. 33-133919) which contains a description of a number of the identified risks relating thereto.